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                                               Alexandra Oprescu
                                               202-508-4622
                                               Alexandra.Oprescu@ropesgray.com

November 6, 2007

U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C. 20549-0504
Attention: Ms. Kimberly A. Browning

VIA EDGAR AND COURIER

Re: Registrant:  Gateway Trust
    File Nos.:   333-141421; 811-22099
    Filing Type: N-1A

Dear Ms. Browning:

   Per your request, please find below our responses on behalf of Gateway Trust (the "Trust") to your supplemental comments on the registration statement on Form N-1A (the "Registration Statement") for the Gateway Fund (the "Fund"). You and Mr. Richard Pfordte provided additional comments in a phone conversation on October 30, 2007. Mr. Pfordte further clarified the comments in a phone conversation on October 31, 2007. Each comment, as summarized based on both phone conversations, is repeated below, followed by the Trust's response. References to page numbers are to the Classes A and C prospectus and to the statement of additional information ("SAI") of the Fund, as the case may be, filed on EDGAR, each of which is marked to show changes from the version provided supplementally on October 24, 2007.

   The Trust is filing a pre-effective amendment in connection with this response. As we mentioned to you, the Trust seeks to have its Registration Statement declared effective as soon as possible.

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Prospectus

Fund Summary

      1. Comment. The language inserted after the table of contents, namely "[t]he Fund will offer its securities with this Prospectus only if the Fund acquires the assets and liabilities of the Gateway Fund (the 'Predecessor Fund'), a series of an Ohio business trust, in a reorganization expected to be consummated in February 2008 (the 'Reorganization')" appears to indicate the prospectus will be circulated prior to the Reorganization. Please revise accordingly by removing this language and revising the disclosure throughout the prospectus to indicate that the Reorganization has taken place (i.e., under "Evaluating the Fund's Past Performance").

          Response. The requested changes have been made. See pages 2, 6, 9 and 33 of the Prospectus and Part C. In addition, as discussed, the Trust has added an undertaking to Part C of its Registration Statement to the effect that it will not use the Prospectuses and SAI included in the Registration Statement to offer its shares until the consummation of the Reorganization.

      2. Comment. Please revise the second paragraph under "Principal Investment Strategies," to better explain to investors the connection between the Fund's investment strategies of investing in equity securities and index call and put options and their effect on the Fund's volatility.

          Response. The requested change has been made. See page 3.

Fund Fees and Expenses

      3. Comment. Please revise the "Fee Waivers, Reduction and/or Expense Reimbursement" line item so that it states "Fee Reduction and/or Expense Reimbursement."

          Response. The requested change has been made. See page 8.

      4. Comment. Please confirm in your response letter either that the Fund does not expect to have any "Acquired Fund Fees and Expenses," or that they are expected to be less than 0.01% of the Fund's average net assets in the next fiscal year.

          Response. The Trust confirms that it expects the "Acquired Fund Fees and Expenses" of the Fund, if any, will be less than 0.01% of the Fund's average net assets during the next fiscal year.

      5. Comment. Please revise the disclosure in footnote 4 regarding "litigation, indemnification and other extraordinary expenses" to indicate that litigation and indemnification are examples of extraordinary expenses. Please revise the last

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          sentence in footnote 4 to indicate that there is a one-year recovery period with respect to the advisory fee waiver.

          Response. The requested changes have been made. See page 9.

Minimum Balance Policy

      6. Comment. The second paragraph discusses the Fund's discretionary authority to close an account. Please revise the disclosure in the Prospectus to more clearly describe how the Fund decides which shareholders will be assessed a fee and which will be liquidated, and in the SAI add disclosure that the Fund does not intend to both assess a minimum balance fee and liquidate a shareholder for falling below the minimum balance in the same year.

          Response. The requested changes have been made. See page 20 of the Prospectus and 32 of the SAI.

Restrictions on Buying, Selling and Exchanging Shares

      7. Comment. The examiner stated that the staff believes that it should not take longer than two days to provide notice to an investor if its order is rejected. Please change the disclosure accordingly and explain in the response the reasons for this time frame.

          Response. We have informed the Trust of the staff's position that a registrant should provide notice of a rejected order within two days. However, the Trust has informed us that it had no knowledge of this position, which to our knowledge has never been published, announced or otherwise publicly disseminated, when it was implementing its market timing procedures or entering into agreements with its service providers. These procedures and agreements contemplate that notice of a rejected order will be provided within three days, although sometimes this notice is provided more quickly. Although the Trust will take into account this comment and the staff's position when making any future changes to its procedures or renegotiating these agreements, it is currently unable to commit to providing notice within two days.

          We also note that the relevant disclosure has been moved to page 40 of the SAI.

      8. Comment. With respect to the disclosure that "[t]he Fund reserves the right to suspend account services or refuse transaction requests:
          [w]ith a notice of dispute between registered owners or death of a registered owner[;] [or] with suspicion/evidence of a fraudulent act," the staff noted that this disclosure was unfamiliar to them and that we should explain more fully in the SAI how the fund will know whether a notice of dispute exists and the level of suspicion necessary to warrant a suspension. The staff also requested that in the SAI we disclose the price an investor will receive if an order believed at first to be suspicious turns out to be proper.

          Response. The Trust has added additional disclosure to the Fund's SAI. See pages 31 and 32.

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How Fund Shares are Priced

      9. Comment. Delete from the first bullet point and in any other place in the SAI and prospectus the disclosure providing that the adviser retains discretion to price Fund shares when the NYSE is closed.

          Response. The requested change has been made. See page 28. The Trust confirms that all such disclosure has been deleted from the prospectuses and SAI.

      10. Comment. Please add a sentence indicating shareholders should check with their investment dealers as to whether such dealers may transmit orders received prior to 4:00 pm to the Fund prior to 9:30 am the next business day and obtain the NAV determined on the day the order was received.

          Response. The requested change has been made. See page 28.

SAI

Investment Strategies and Risks

      11. Comment. Please revise this disclosure in accordance with Item 11(b) of Form N-1A and delineate principal from non-principal strategies. Please use appropriate headings to clarify the disclosure. Remove the sentence "[t]he Adviser may invest in some securities under a given category as a principal strategy and in other securities under the same category as a non-principal strategy." In addition, please disclose in your response letter that the Fund is aware of its obligation to supplement its prospectuses and SAI if there are material changes to its investment strategies.

          Response. The requested changes have been made. See pages 7, 8 and
          12. The Trust confirms that the Fund will supplement its prospectuses and SAI if there are material changes to its investment strategies.

      12. Comment. Either add a percentage limitation on the Fund's use of repurchase agreements, or say that there is no such limit and provide disclosure about the Fund's expected use of the strategy.

          Response. The requested change has been made. See page 14.

      13. Comment. Please add disclosure regarding the amount the Fund may invest in reverse repurchase agreements.

          Response. The requested changes have been made. See page 15.

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Portfolio Holdings Information

      14. Comment. Please state that the Board of Trustees has adopted policies and procedures pursuant to which the Fund's officers determine when it is appropriate to disclose portfolio holdings information.

          Response. The requested changes have been made. See page 16.

If you have any questions or require any clarification concerning the foregoing, please call me at 202-508-4622.

Very truly yours,

/s/ Alexandra Oprescu
--------------------------
Alexandra Oprescu

cc: John DelPrete, Esq.
    Russell L. Kane, Esq.
    John M. Loder, Esq.
    Michael G. Doherty, Esq.
    Jacob Preiserowicz, Esq.

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